Exhibit (a)(3)

For Immediate Release

Special Committee of the Board of Directors of Logility Recommends Shareholders Accept American Software Tender Offer

Atlanta, Georgia – May 22, 2009 – Logility, Inc. (NASDAQ: LGTY) today announced that the Special Committee of its Board of Directors has unanimously determined that the tender offer of American Software, Inc. (NASDAQ: AMSWA), which was commenced today, to acquire all of the outstanding shares of Logility’s Common Stock not owned by American Software at a price of $7.02 per share, is fair to Logility shareholders, other than American Software and its affiliates. Accordingly, the Special Committee unanimously recommends, on behalf of Logility, that the shareholders accept the offer and tender their shares pursuant to the offer. The offer expires at 12:00 midnight, New York City Time, on June 22, 2009, unless it is further extended.

Notice to shareholders: In connection with the tender offer commenced by American Software, Logility has filed with the Securities Exchange Commission (the “SEC”) a solicitation/recommendation statement on Schedule 14D-9. Shareholders are urged to read the solicitation/recommendation statement on Schedule 14D-9 and any amendments to the statement filed from time to time, because they contain important information. Shareholders may obtain a free copy of the solicitation/recommendation statement at the SEC’s website at www.sec.gov.

About Logility

With more than 1,250 customers worldwide, Logility is a leading provider of collaborative supply chain planning solutions that help small, medium, large and Fortune 1000 companies realize substantial bottom-line results in record time. Logility Voyager Solutions feature performance monitoring capabilities in a single Internet-based framework and provide supply chain visibility; demand, inventory and replenishment planning; sales and operations planning; supply and global sourcing optimization; transportation planning and execution; and warehouse management. Demand Solutions provide forecasting, demand planning and point-of-sale analysis for maximizing profits in manufacturing, distribution and retail operations. Logility customers include Arch Chemicals, Avery Dennison Corporation, BP (British Petroleum), Hyundai Motor America, Leviton Manufacturing Company, McCain Foods, Pernod Ricard, Remington Products Company, Sigma Aldrich. and VF Corporation. For more information about Logility, call 1-800-762-5207 or visit www.logility.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are based on current expectations and projections about future events. Actions taken by American Software with respect to its proposed tender offer, as well as other matters, may cause actual events to differ from those described. For further information about risks Logility could experience as well as other information, please refer to Logility’s Form 10-K for the year ended April 30, 2008 and other reports and documents subsequently filed with the SEC.

Contact:

Vincent C. Klinges

Chief Financial Officer

Logility, Inc.

470 East Paces Ferry Road

Atlanta, Georgia 30305

Telephone: (404) 261-9777

Facsimile: (404) 264-5206

E-mail: askLogility@logility.com